                                         FILING PURSUANT TO RULE 424(B)(2)
                                         REGISTRATION STATEMENT NO. 333-32256

                             PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED APRIL 27, 2000)
                                 87,654 SHARES

                                   GERON LOGO

                               GERON CORPORATION

                                  COMMON STOCK

You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider carefully before making your investment decision.

        INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK
                FACTORS" BEGINNING ON PAGE 5 OF THE PROSPECTUS.

                              PLAN OF DISTRIBUTION

We are offering an aggregate of 87,654 shares of our common stock to Acqua Wellington North American Equities Fund, Ltd. ("Acqua Wellington") pursuant to this prospectus supplement. We have entered into a common stock purchase agreement with Acqua Wellington pursuant to which we may, from time to time and at our sole discretion, beginning in September 2000 and ending in September 2002, present Acqua Wellington with draw down notices constituting an offer to purchase our common stock over an agreed to number of consecutive trading days. Acqua Wellington will be required to purchase a pro rata portion of shares on each day during the trading period on which the daily volume weighted average price for our common stock exceeds a threshold price determined by us and set forth in the draw down notice. In addition, we may, at our sole discretion, grant Acqua Wellington an option to purchase additional shares during such trading period. The aggregate amount Acqua Wellington will be required to invest during any draw down period will depend on the threshold price established by us for the draw down period.

The aggregate amount invested by Acqua Wellington pursuant to this common stock purchase agreement will not exceed $50 million. We will issue and sell the shares to Acqua Wellington at a per share price equal to the daily volume weighted average price of our common stock on each date during the draw down period on which shares are purchased, less a discount of 5.0%. We may present Acqua Wellington with up to twelve (12) draw down notices during the term of the common stock purchase agreement, provided that there are at least five (5) trading days between each draw down period.

In connection with Acqua Wellington's purchase and potential resale of the shares covered by this prospectus supplement, we have agreed to indemnify and hold harmless Acqua Wellington and each person who controls Acqua Wellington against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact, unless made or omitted in reliance upon written information provided to us by Acqua Wellington.

                                USE OF PROCEEDS

We will use the proceeds of this offering as described in the prospectus. See "Use of Proceeds" beginning on page 17.

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 9, 2000.

                                       S-1
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                      WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. We incorporate the documents listed on page 21 of the prospectus.

                          MARKET FOR OUR COMMON STOCK

On October 9, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $22.125 per share. Our common stock is listed on the Nasdaq National Market under the symbol "GERN." The common stock sold under this prospectus supplement will be listed on the Nasdaq National Market after we notify the Nasdaq National Market that the shares have been issued.

As of October 6, 2000, we had 21,635,344 shares of common stock outstanding.

                                    GENERAL

You should rely on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
PROSPECTUS SUPPLEMENT
     Plan of Distribution...................................    S-1
     Use of Proceeds........................................    S-1
     Where You Can Find More Information....................    S-2
     Market For Our Common Stock............................    S-2
     General................................................    S-2

PROSPECTUS
     Prospectus Summary.....................................      1
     Risk Factors...........................................      3
     Forward-Looking Statements.............................     16
     Use of Proceeds........................................     17
     Description of Capital Stock...........................     17
     Plan of Distribution...................................     20
     Legal Matters..........................................     20
     Experts................................................     20
     Where You Can Find More Information....................     20
     Incorporation By Reference.............................     21

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PROSPECTUS

5,000,000 Shares

GERON LOGO

GERON CORPORATION

Common Stock

This prospectus will allow us to issue common stock over time. This means:

- we will provide a prospectus supplement each time we issue common stock;

- the prospectus supplement will inform you about the specific terms of that offering and also may add, update or change information contained in this document;

- you should read this document and any prospectus supplement carefully before you invest; and

- this prospectus may not be used to offer or sell the common stock unless accompanied by a prospectus supplement.

Our common stock is listed on the Nasdaq National Market under the symbol "GERN". On April 26, 2000, the last reported sale price of our common stock was $21.00 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

April 27, 2000

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS

                                         PAGE
Prospectus Summary.....................    1
Risk Factors...........................    3
Forward-Looking Statements.............   16
Use of Proceeds........................   17
Description of Capital Stock...........   17

                                         PAGE
Plan of Distribution...................   20
Legal Matters..........................   20
Experts................................   20
Where You Can Find More Information....   20
Incorporation by Reference.............   21

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                 (THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY.)
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                             ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time sell any number of the shares of common stock described in this prospectus in one or more offerings up to a total of 5,000,000 shares.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, contains additional information about the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission, or SEC, web site or at the SEC offices mentioned below under the heading "Where You Can Find More Information."

You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It is not complete, and does not contain all the information you should consider before investing in our common stock. To fully understand this offering and its consequences to you, you should read the entire prospectus carefully, including the "Risk Factors" and "Forward-Looking Statements" sections, the financial data and the documents that we incorporate by reference into this prospectus.

                               GERON CORPORATION

We are a biopharmaceutical company focused on discovering, developing and commercializing therapeutic and diagnostic products for applications in oncology, drug discovery and regenerative medicine. Our product development programs are based on three patented, independent and synergistic technologies: telomerase, human pluripotent stem cells and nuclear transfer. Our three patented technologies give us a competitive edge because each of these technologies individually and in combination will be necessary to develop and commercialize our therapeutic products.

Telomeres are structures at the ends of chromosomes that act as a molecular clock of cellular aging--when telomeres reach a critical short length, the cell stops dividing and becomes senescent, or old. Telomerase is an enzyme that restores telomere length and rewinds the molecular clock, thereby extending a cell's ability to multiply or replicate. By activating telomerase, we seek to increase the lifespan of normal cells which have prematurely aged in the body to treat certain chronic diseases. Conversely, by inhibiting telomerase using small molecules, we hope to kill cancer cells in which telomerase is abnormally turned on and to diagnose cancer by measuring telomerase activity. We have identified classes of small molecule compounds that are effective telomerase inhibitors which are being evaluated by us and our collaborators, Pharmacia & Upjohn and Kyowa Hakko. As a result of our recent confirmation of telomerase inhibition by these small molecules in cell culture, both of our collaborators have extended their funded research collaborations with us.

Human pluripotent stem cells, also known as hPSCs, can develop or differentiate into all cells and tissues in the body. As such, they are a potential source for the manufacture of replacement cells and tissues for applications in regenerative medicine such as chronic liver, heart and nervous system diseases.

Nuclear transfer is a method for generating human cells or whole animals from genetic material derived solely from the nucleus of a single cell obtained from a single individual. In early 1997, scientists at the Roslin

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Institute in Scotland demonstrated with the birth of Dolly, the sheep, that the nucleus of an adult cell can be used to create cloned offspring. In this process, the nucleus containing all of the chromosomal DNA is removed, or enucleated, from the egg cell and replaced with the nucleus containing all of the chromosomal DNA from a donor adult somatic or non-reproductive cell. We intend to develop this technology to produce genetically-matched cells for use in repairing organs damaged by chronic degenerative disease that would not be rejected by the patient's immune system.

By integrating our three technology platforms: extension of the replicative capacity of cells with telomerase, production of unlimited numbers of functional cells and tissues from hPSCs and development of genetically-matched cells using nuclear transfer, it may be possible to generate transplantable cells or tissues that would form a durable transplant, potentially lasting the lifetime of the patient, without the need for immunosuppressive drugs. The implication of such an achievement would be to make regenerative medicine a reality by providing organ regeneration therapies to every patient with any chronic degenerative disease that is treatable with cell or tissue transplantation.

We are developing telomerase inhibitors, cancer killing viruses and telomerase vaccines as anti-cancer therapies. We are developing telomerase-based assays for applications in cancer diagnostics. We are also creating immortalized liver cells as a consistent source of normal human liver tissue for use in predicting the impact of a new drug on human livers in the body. We are developing gene-based and cell-based therapies for the treatment of chronic degenerative diseases.

We have established collaborations and alliances with pharmaceutical companies, other biotechnology companies and leading academic institutions to enhance our research, development and commercialization capabilities. Our collaborating commercial licensees include:

- Kyowa Hakko, with whom we are developing inhibitors of telomerase for cancer therapy;

- Pharmacia & Upjohn, with whom we are developing inhibitors of telomerase for cancer therapy;

- Roche Diagnostics, with whom we are developing assays to measure telomerase for research and clinical diagnostics; and

- Clontech Laboratories, a Becton Dickinson company, with whom we are marketing telomerase-immortalized cells for research.

As of March 9, 2000, we own or have licensed over 58 issued or allowed United States patents and more than 17 granted foreign patents. We also own or have licensed over 265 patent applications that are pending worldwide. We hold rights to over 30 issued United States patents relating to telomerase. We have licensed several United States and foreign national patent applications relating to embryonic stem cells and germ cells and methods for obtaining and maintaining them. These licenses include an issued United States patent covering primate embryonic stem cells and allowed United States patent applications covering human embryonic germ cells. In connection with our acquisition of Roslin Bio-Med, we acquired a license for a number of United States and foreign national patent applications directed at nuclear transfer, including two issued patents in the United Kingdom and one allowed patent in the United States.

We were incorporated in 1990 under the laws of Delaware. Our principal executive offices are located at 230 Constitution Drive, Menlo Park, California 94025 and our telephone number is (650) 473-7700. References in this prospectus to "we," "us," "our" and "Geron" refer to Geron Corporation and its subsidiaries.

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                                  RISK FACTORS

Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock. Any of these risks could materially adversely affect our business, operating results and financial condition.

RISKS RELATED TO GERON

OUR BUSINESS IS AT AN EARLY STAGE OF DEVELOPMENT AND WE MAY NOT DEVELOP ANY PRODUCTS THAT REACH CLINICAL TRIALS

The study of the mechanisms of cellular aging and cellular immortality, including telomere biology and telomerase, the study of human pluripotent stem cells, and the process of nuclear transfer are relatively new areas of research. Our business is at an early stage of development. We have not yet produced any products that have progressed to clinical trials and we may never do so. Our ability to produce products that progress to clinical trials is subject to our ability to, among other things:

- continue to have success with our research and development efforts;

- select therapeutic compounds for development;

- obtain the required regulatory approvals; and

- manufacture and market resulting products.

If and when potential lead drug compounds or product candidates are identified through our research programs, they will require significant preclinical and clinical testing prior to regulatory approval in the United States and elsewhere. In addition, we will also need to determine whether any of these potential products can be manufactured in commercial quantities at an acceptable cost. Our efforts may not result in a product that can be marketed. Because of the significant scientific, regulatory and commercial milestones that must be reached for any of our research programs to be successful, any program may be abandoned, even after significant resources have been expended.

WE HAVE A HISTORY OF OPERATING LOSSES AND ANTICIPATE FUTURE LOSSES; CONTINUED LOSSES COULD IMPAIR OUR ABILITY TO SUSTAIN OPERATIONS

We have incurred net operating losses every year since our operations began in 1990. As of December 31, 1999, our accumulated deficit was approximately $104.0 million. Losses have resulted principally from costs incurred in connection with our research and development activities and from general and administrative costs associated with our operations. We expect to incur additional operating losses over the next several years as our research and development efforts and preclinical testing activities are expanded. Substantially all of our revenues to date have been research support payments under the collaboration agreements with Kyowa Hakko and Pharmacia & Upjohn. The agreements provide that through 2001, Kyowa Hakko and Pharmacia & Upjohn will provide additional funding. We may be unsuccessful in entering into any new corporate collaboration that results in revenues. Even if we are able to obtain new collaboration arrangements with third parties the revenues generated from these arrangements will be insufficient to continue or expand our research activities and otherwise sustain our operations.

We are unable to estimate at this time the level of revenue to be received from the sale of diagnostic products, and do not currently expect to receive significant revenues from the sale of research-use-only kits. Our ability to continue or expand our research activities and otherwise sustain our operations is dependent on our ability, alone or with others to, among other things, manufacture and market therapeutic products.

We may never receive material revenues from product sales or that such revenues, if any, will be sufficient to continue or expand our research activities and otherwise sustain our operations.

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WE WILL NEED ADDITIONAL CAPITAL TO CONDUCT OUR OPERATIONS AND DEVELOP OUR
PRODUCTS, AND OUR ABILITY TO OBTAIN THE NECESSARY FUNDING IS UNCERTAIN

We will require substantial capital resources in order to conduct our operations and develop our products. While we estimate that our existing capital resources, payments under the Kyowa Hakko and Pharmacia & Upjohn collaborative agreements, interest income and equipment financing will be sufficient to fund our current level of operations through June 2002, we cannot guarantee that this will be the case. The timing and degree of any future capital requirements will depend on many factors, including:

- the accuracy of the assumptions underlying our estimates for our capital needs in 2000 and beyond;

- continued scientific progress in our research and development programs;

- the magnitude and scope of our research and development programs;

- our ability to maintain and establish strategic arrangements for research, development, clinical testing, manufacturing and marketing;

- our progress with preclinical and clinical trials;

- the time and costs involved in obtaining regulatory approvals;

- the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; and

- the potential for new technologies and products.

We intend to acquire additional funding through strategic collaborations, public or private equity financings and capital lease transactions. Additional financing may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs, each of which could have a material adverse effect on our business.

OUR INABILITY TO IDENTIFY AN EFFECTIVE INHIBITOR FOR TELOMERASE MAY PREVENT US FROM DEVELOPING A VIABLE CANCER TREATMENT PRODUCT, WHICH WOULD ADVERSELY IMPACT OUR FUTURE BUSINESS PROSPECTS

As a result of our drug discovery efforts to date, we have identified compounds in laboratory studies that demonstrate potential for inhibiting telomerase in humans. However, additional development efforts will be required before we select a lead compound for preclinical development and clinical trials as a telomerase inhibitor for cancer. We will have to conduct additional research before we can select a compound and we may never identify a compound that will enable us to fully develop a commercially viable treatment for cancer.

If, and when selected, a lead compound may prove to have undesirable and unintended side effects or other characteristics affecting its safety or effectiveness that may prevent or limit its commercial use. In terms of safety, our discoveries may result in cancer treatment solutions that cause unacceptable side effects for the human body. Our discoveries may also not be as effective as is necessary to market a commercially viable product for the treatment of cancer. As a result, telomerase inhibition may need to be used in conjunction with other cancer therapies. Accordingly, it may become extremely difficult for us to proceed with preclinical and clinical development, to obtain regulatory approval or to market a telomerase inhibitor for the treatment of cancer. If we abandon our research for cancer treatment for any of these reasons or for other reasons, our business prospects would be materially and adversely affected.

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IF OUR ACCESS TO NECESSARY TISSUE SAMPLES, INFORMATION OR LICENSED TECHNOLOGIES
IS RESTRICTED, WE WILL NOT BE ABLE TO DEVELOP OUR BUSINESS

To continue the research and development of our therapeutic and diagnostic products, we need access to normal and diseased human and other tissue samples, other biological materials and related clinical and other information. We compete with many other companies for these materials and information. We may not be able to obtain or maintain access to these materials and information on acceptable terms, if at all. In addition, government regulation in the United States and foreign countries could result in restricted access to, or prohibiting the use of, human and other tissue samples. If we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our use of the information generated from tissue samples, our business will be materially harmed.

SOME OF OUR COMPETITORS MAY DEVELOP TECHNOLOGIES THAT ARE SUPERIOR TO OR MORE COST-EFFECTIVE THAN OURS, WHICH MAY IMPACT THE COMMERCIAL VIABILITY OF OUR TECHNOLOGIES AND WHICH MAY SIGNIFICANTLY DAMAGE OUR ABILITY TO SUSTAIN OPERATIONS

The pharmaceutical and biotechnology industries are intensely competitive. We believe that other pharmaceutical and biotechnology companies and research organizations currently engage in or have in the past engaged in efforts related to the biological mechanisms of cell aging and cell immortality, including the study of telomeres, telomerase, human pluripotent stem cells, and nuclear transfer. In addition, other products and therapies that could compete directly with the products that we are seeking to develop and market currently exist or are being developed by pharmaceutical and biopharmaceutical companies and by academic and other research organizations.

Many companies are also developing alternative therapies to treat cancer and, in this regard, are competitors of ours. Many of the pharmaceutical companies developing and marketing these competing products have significantly greater financial resources and expertise than we do in:

- research and development;

- manufacturing;

- preclinical and clinical testing;

- obtaining regulatory approvals; and

- marketing.

Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our programs. There is also competition for access to libraries of compounds to use for screening. Should we fail to secure and maintain access to sufficiently broad libraries of compounds for screening potential targets, our business would be materially harmed.

In addition to the above factors, we expect to face competition in the following areas:

- product efficacy and safety;

- the timing and scope of regulatory consents;

- availability of resources;

- reimbursement coverage;

- price; and

- patent position, including potentially dominant patent positions of others.

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As a result of the foregoing, our competitors may develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than us. Most significantly, competitive products may render the products that we develop obsolete.

THE ETHICAL, LEGAL AND SOCIAL IMPLICATIONS OF OUR RESEARCH USING PLURIPOTENT STEM CELLS AND NUCLEAR TRANSFER COULD PREVENT US FROM DEVELOPING OR GAINING ACCEPTANCE FOR COMMERCIALLY VIABLE PRODUCTS IN THIS AREA

Our programs in regenerative medicine may involve the use of human pluripotent stem cells that would be derived from human embryonic or fetal tissue. The use of human pluripotent stem cells gives rise to ethical, legal and social issues regarding the appropriate use of these cells. In the event that our research related to human pluripotent stem cells becomes the subject of adverse commentary or publicity, the market price for our common stock could be significantly harmed.

Some groups have voiced opposition to our technology and practices. The concepts of cell regeneration, cell immortality, and genetic cloning have stimulated significant ethnical debates in both the social and political arenas. We use hPSCs derived through a process that uses either donated embryos that are no longer necessary following a successful in vitro fertilization procedure or donated fetal material as the starting material. Further, many research institutions, including some of our scientific collaborators, have adopted policies regarding the ethical use of human embryonic and fetal tissue. These policies may have the effect of limiting the scope of research conducted using hPSCs, resulting in reduced scientific progress. In addition, the United States government and its agencies currently do not fund research which involves the use of human embryonic tissue and may in the future regulate or otherwise restrict or prohibit the public or private use of human embryonic or fetal tissue. Our inability to conduct research using hPSCs due to such factors as government regulation or otherwise could have a material adverse effect on us. Finally we acquired Roslin Bio-Med to gain the rights to nuclear transfer technology. The Roslin Institute produced Dolly the sheep in 1997 -- the first mammal cloned from an adult cell in history. Geron acquired exclusive rights to this technology for all areas except human cloning and certain other limited applications. Although we will not be pursuing human reproductive cloning, all of the techniques we continue to develop for use in agricultural cloning and our nuclear transfer work for organ regeneration are directly applicable to human cloning should some other group in the future decide to pursue this avenue. Negative associations with any or all of these practices could:

- harm our ability to establish critical partnerships and collaborations;

- prompt government regulation of our technologies;

- cause delays in our research and development; and

- cause a decrease in the price of our stock.

Also, if regulatory bodies were to ban nuclear transfer processes, our research using nuclear transfer technology could be cancelled and our business could be significantly harmed.

PUBLIC ATTITUDES TOWARDS GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF OUR PRODUCTS

The commercial success of our product candidates will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Adverse events in the field of gene therapy that have occurred or may occur in the future also may result in greater governmental regulation of our product candidates and potential regulatory delays relating to the testing or approval of our product candidates.

Negative public reaction to gene therapy in the development of certain of our therapies could result in greater government regulation, stricter clinical trial oversight, commercial product labeling requirements of gene therapies and could cause a decrease in the demand for any products that we may develop. The subject of genetically modified organisms has received negative publicity in Europe, which has aroused public debate. The

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adverse publicity in Europe could lead to greater regulation and trade restrictions on imports of genetically altered products. If similar adverse public reaction occurs in the United States, genetic research and resultant products could be subject to greater domestic regulation and could cause a decrease in the demand for our potential products.

EVEN IF WE REACH CLINICAL TRIALS WITH ONE OR MORE OF OUR PRODUCTS, THEY MAY NOT RESULT IN ANY COMMERCIALLY VIABLE PRODUCTS

We do not expect to generate any significant revenues from product sales for a period of several years. We may never generate revenues from product sales or become profitable because of a variety of risks inherent in our business, including risks that:

- clinical trials may not demonstrate the safety and efficacy of our products;

- completion of clinical trials may be delayed, or costs of clinical trials may exceed anticipated amounts;

- we may not be able to obtain regulatory approval of our products, or may experience delays in obtaining such approvals;

- we may not be able to manufacture our drugs economically on a commercial scale;

- we and our licensees may not be able to successfully market our products;

- physicians may not prescribe our products, or patients may not accept such products;

- others may have proprietary rights which prevent us from marketing our products; and

- competitors may sell similar, superior or lower-cost products.

IMPAIRMENT OF OUR INTELLECTUAL PROPERTY RIGHTS MAY LIMIT OUR ABILITY TO PURSUE THE DEVELOPMENT OF OUR INTENDED TECHNOLOGIES AND PRODUCTS

Our success will depend on our ability to obtain and enforce patents for our discoveries; however, legal principles in the United States and in other countries for biotechnology patents are not firmly established and the extent to which we will be able to obtain patent coverage is uncertain.

Protection of our proprietary compounds and technology is critically important to our business. Our success will depend in part on our ability to obtain and enforce our patents and maintain trade secrets, both in the United States and in other countries. The patent positions of pharmaceutical and biopharmaceutical companies, including ours, are highly uncertain and involve complex legal and technical questions for which legal principles are not firmly established. We may not continue to develop products or processes that are patentable, and it is possible that patents will not issue from any of our pending applications, including allowed patent applications. Further, our current patents, or patents that issue on pending applications, may be challenged, invalidated or circumvented, and our current or future patent rights may not provide proprietary protection or competitive advantages to us. In the event that we are unsuccessful in obtaining and enforcing patents, our business would be negatively impacted.

Patent applications in the United States are maintained in secrecy until patents issue. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by at least several months and sometimes several years. Therefore, the persons or entities that we or our licensors name as inventors in our patents and patent applications may not have been the first to invent the inventions disclosed in the patent applications or patents, or file patent applications for these inventions. As a result, we may not be able to obtain patents from discoveries that we otherwise would consider patentable and that we consider to be extremely significant to our future success.

Patent prosecution or litigation may also be necessary to obtain patents, enforce any patents issued or licensed to us or to determine the scope and validity of our proprietary rights or the proprietary rights of another. We may not be successful in any patent prosecution or litigation. Patent prosecution and litigation in general can be extremely expensive and time consuming, even if the outcome is favorable to us. An adverse

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

outcome in a patent prosecution, litigation or any other proceeding in a court or patent office could subject our business to significant liabilities to other parties, require disputed rights to be licensed from other parties or require us to cease using the disputed technology.

We may be subject to infringement claims that are costly to defend, and which may limit our ability to use disputed technologies and prevent us from pursuing research and development or commercialization of potential products

Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of others. Our technologies may infringe the patents or proprietary rights of others. In addition, we may become aware of discoveries and technology controlled by third parties that are advantageous to our research programs. In the event our technologies do infringe on the rights of others or we require the use of discoveries and technology controlled by third parties, we may be prevented from pursuing research, development or commercialization of potential products or may be required to obtain licenses to these patents or other proprietary rights or develop or obtain alternative technologies. We may not be able to obtain alternative technologies or any required license on commercially favorable terms, if at all. If we do not obtain the necessary licenses or alternative technologies, we may be delayed or prevented from pursuing the development of some potential products. Our breach of an existing license or failure to obtain alternative technologies or a license to any technology that we may require to develop or commercialize our products will significantly and negatively affect our business.

Patent law relating to the scope and enforceability of claims in the technology fields in which we operate is still evolving, and the degree of future protection for any of our proprietary rights is highly uncertain. In this regard, patents may not issue from any of our patent applications. As a result, our success may become dependent on our ability to obtain licenses for using the patented discoveries of others. We are aware of patent applications and patents that have been filed by others with respect to our technologies and we may have to obtain licenses to use these technologies. Moreover, other patent applications may be granted priority over patent applications that we or any of our licensors have filed. Furthermore, others may independently develop similar or alternative technologies, duplicate any of our technologies or design around the patented technologies we have developed. In the event that we are unable to acquire licenses to critical technologies that we cannot patent ourselves, we may be required to expend significant time and resources to develop similar technology, and we may not be successful in this regard. If we cannot acquire or develop the necessary technology, we may be prevented from pursuing some of our business objectives. Moreover, one of our competitors could acquire or license the necessary technology. Any of these events could materially harm our business.

We may be subject to claims or litigation as a result of entering into license agreements with third parties or infringing on the patents of others. For example, we signed a licensing and sponsored research agreement relating to our research relating to pluripotent stem cells with The Johns Hopkins University School of Medicine in August 1997. Prior to signing this agreement, we had been informed by a third party that we and Johns Hopkins University would violate the rights of that third party and another academic institution in doing so. After a review of the correspondence with the third party and Johns Hopkins University, as well as related documents, including an issued United States patent, we believe that both we and Johns Hopkins University have substantial defenses to any claims that might be asserted by the third party. We have agreed to provide indemnification to Johns Hopkins University relating to potential claims. However, any litigation resulting from this matter may divert significant resources, both financial and otherwise, from our research programs. We may be unsuccessful if the matter is litigated. If the outcome of litigation is unfavorable to us, our business could be materially and adversely affected.

Much of the information and know-how that is critical to our business is not patentable and we may not be able to prevent others from obtaining this information and establishing competitive enterprises

We rely extensively on trade secrets to protect our proprietary technology, especially in circumstances in which patent protection is not believed to be appropriate or obtainable. We attempt to protect our proprietary technology in part by confidentiality agreements with our employees, consultants and contractors. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach,

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

or that our trade secrets will not otherwise become known or be independently discovered by competitors, any of which would harm our business significantly.

SOME OF OUR PATENTS AND PATENT APPLICATIONS RELATING TO TELOMERASE MAY BE SUBJECT TO CHALLENGE OR BE SUSPENDED BY THE UNITED STATES PATENT AND TRADEMARK OFFICE, WHICH COULD JEOPARDIZE OUR ABILITY TO COMMERCIALIZE TELOMERASE PRODUCTS

Our patents and patent applications relating to telomerase are critically important to our development and commercialization of therapeutic and diagnostic products for applications in oncology and regenerative medicine. We have a number of patent applications pending relating to the cloned telomerase protein and its uses. Patent applications respecting the human telomerase protein and related gene applications are pending in several countries and patent prosecution is ongoing. Although we have been granted patents in the United Kingdom and Switzerland, we have received rejections in certain other countries and we may be unable to overcome those rejections or any others that we may encounter.

The United States Patent and Trademark Office has advised us that the claims of two of our United States patent applications relating to cloned human telomerase are allowable, but that further prosecution of these applications has been suspended pending a determination of whether the initiation of an interference proceeding is appropriate to ascertain who made the claimed inventions first. We believe this event indicates, among other things, that the Patent and Trademark Office has established that at least one other entity has filed a United States patent application also claiming cloned human telomerase protein or its uses. As a result, one or more interferences could be declared, in which case the United States Patent and Trademark Office would undertake a multi-year process to decide who made the underlying invention or inventions first. If an interference is declared one result is that another entity could be awarded the patents.

We have prepared for an interference proceeding and, based on the information presently available to us, we believe that we cloned human telomerase protein prior to any other entity. However, we do not yet have access to other entities' invention records or their patent application files, which are maintained in secrecy by the United States Patent and Trademark Office. We, therefore, do not have access to all pertinent information for this analysis. Moreover, as interferences are typically complex, highly contested legal proceedings subject to appeal, accurately predicting an outcome is not possible, particularly at this stage. An interference would divert significant resources, both financial and otherwise, from our research programs.

If interferences or other challenges to our patents are not resolved promptly in our favor, our existing business relationships could be jeopardized and we could be delayed or prevented from entering into new collaborations or from commercializing telomerase products, which could materially harm our business.

WE DEPEND ON OUR COLLABORATORS TO HELP US COMPLETE THE PROCESS OF DEVELOPING AND TESTING OUR PRODUCTS AND OUR ABILITY TO DEVELOP AND COMMERCIALIZE PRODUCTS MAY BE IMPAIRED OR DELAYED IF OUR COLLABORATIVE PARTNERSHIPS ARE UNSUCCESSFUL

Our strategy for the development, clinical testing and commercialization of our products requires entering into collaborations with corporate partners, licensors, licensees and others. We are dependent upon the subsequent success of these other parties in performing their respective responsibilities and the continued cooperation of our partners. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators' resources that will be devoted to our research activities related to our collaborative agreements with them. Our collaborators may choose to pursue existing or alternative technologies in preference to those being developed in collaboration with us.

Our ability to successfully develop and commercialize telomerase inhibition products depends on our corporate alliances with Kyowa Hakko and Pharmacia & Upjohn, and our ability to successfully develop and

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

commercialize telomerase diagnostic products depends on our corporate alliance with Roche Diagnostics. Under our collaborative agreements with these collaborators, we rely significantly on them, among other activities, to:

- design and conduct advanced clinical trials in the event that we reach clinical trials;

- fund research and development activities with us;

- pay us fees upon the achievement of milestones; and

- co-promote with us any commercial products that result from our collaborations.

The development and commercialization of products from these collaborations will be delayed if Kyowa Hakko, Pharmacia & Upjohn or Roche Diagnostics fail to conduct these collaborative activities in a timely manner or at all. In addition, Kyowa Hakko, Pharmacia & Upjohn or Roche Diagnostics could terminate these agreements and we may not receive any development or milestone payments. If we do not receive research funds or achieve milestones set forth in the agreements, or if Kyowa Hakko, Pharmacia & Upjohn or Roche Diagnostics or any of our future collaborators breach or terminate collaborative agreements with us, our business may be materially harmed.

OUR RELIANCE ON THE RESEARCH ACTIVITIES OF OUR NON-EMPLOYEE SCIENTIFIC ADVISORS AND OTHER RESEARCH INSTITUTIONS, WHOSE ACTIVITIES ARE NOT WHOLLY WITHIN OUR CONTROL, MAY LEAD TO DELAYS IN TECHNOLOGICAL DEVELOPMENTS

We rely extensively and have relationships with scientific advisors at academic and other institutions, some of whom conduct research at our request. These scientific advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these advisors and, except as otherwise required by our collaboration and consulting agreements, can expect only limited amounts of their time to be dedicated to our activities. If our scientific advisors are unable or refuse to contribute to the development of any of our potential discoveries, our ability to generate significant advances in our technologies will be significantly harmed.

In addition, we have formed research collaborations with many academic and other research institutions throughout the world, including the Roslin Institute. These research facilities may have commitments to other commercial and non-commercial entities. We have limited control over the operations of these laboratories and can expect only limited amounts of time to be dedicated to our research goals.

UNEXPECTED COSTS AND OTHER DIFFICULTIES ARISING FROM OUR ACQUISITION OF ROSLIN BIO-MED LTD. AND SIMULTANEOUS RESEARCH COLLABORATION WITH THE ROSLIN INSTITUTE MAY DRAIN HUMAN AND FINANCIAL RESOURCES, OR OTHERWISE NEGATIVELY AFFECT OUR OPERATIONS

In May 1999, we acquired Roslin Bio-Med, a private company located in Scotland which was established by the Roslin Institute to develop nuclear transfer technology. Our acquisition of Roslin Bio-Med and formation of a research collaboration with the Roslin Institute have expanded the scope of our business and operations. As a result, we may be presented with operational issues that we have not previously faced as a company, but which generally accompany acquisitions and research collaborations of this nature, including:

- the potential disruption of ongoing business and distraction of management;

- unanticipated expenses related to technology and research integration; and

- the difficulty of implementing and maintaining uniform standards, controls, procedures and policies.

We may not be able to overcome any of these obstacles, and our failure to do so could prevent us from achieving the perceived benefits of the acquisition and collaboration and negatively impact our research activities and results of operations.

In addition, our agreement with the Roslin Institute obligated us to provide approximately $20 million in development funding. If we are unable to fulfill this significant obligation, the Roslin Institute could terminate the agreement and we would lose our rights to the technology.

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

THE ACQUISITION OF ROSLIN BIO-MED HAS SUBJECTED US TO THE UNCERTAINTY INHERENT IN INTERNATIONAL OPERATIONS, AND WE HAVE LIMITED EXPERIENCE WITH INTERNATIONAL OPERATIONS

To date, we have only limited experience in managing operations internationally. Our acquisition of Roslin Bio-Med represents our first experience in managing international operations. As a result of our international expansion, we are now subject to the uncertainties inherent in international operations, including:

- unexpected changes in regulatory requirements;

- compliance with international laws;

- difficulties in staffing and managing international operations including those that arise as a result of distance, language and cultural differences;

- currency exchange rate fluctuations;

- political instability;

- export restrictions; and

- potentially adverse tax consequences.

One or more of these factors could materially harm our future international operations, the success of our acquisition of Roslin Bio-Med and, consequently, our business, operating results, and financial condition. Similarly, our collaborations with international partners such as the Roslin Institute, Pharmacia & Upjohn, Kyowa Hakko and Roche Diagnostics could also subject us to the above described international uncertainties.

THE LOSS OF KEY PERSONNEL COULD SLOW OUR ABILITY TO CONDUCT RESEARCH AND DEVELOP PRODUCTS

Our future success depends to a significant extent on the skills, experience and efforts of our executive officers and key members of our scientific staff. Competition for personnel is intense and we may be unable to retain our current personnel or attract or assimilate other highly qualified management and scientific personnel in the future. The loss of any or all of these individuals could harm our business and might significantly delay or prevent the achievement of research, development or business objectives.

We also rely on consultants and advisors, including the members of our Scientific Advisory Board, who assist us in formulating our research and development strategy. We face intense competition for qualified individuals from numerous pharmaceutical, biopharmaceutical and biotechnology companies, as well as academic and other research institutions. We may not be able to attract and retain these individuals on acceptable terms. Failure to do so would materially harm our business.

WE MAY NOT BE ABLE TO OBTAIN OR MAINTAIN SUFFICIENT INSURANCE ON COMMERCIALLY REASONABLE TERMS OR WITH ADEQUATE COVERAGE AGAINST POTENTIAL LIABILITIES IN ORDER TO PROTECT OURSELVES AGAINST PRODUCT LIABILITY CLAIMS

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic and diagnostic products. We may become subject to product liability claims if the use of our products is alleged to have injured subjects or patients. This risk exists for products tested in human clinical trials as well as products that are sold commercially We currently have no clinical trial liability insurance and we may not be able to obtain and maintain this type of insurance for any of our clinical trials. In addition, product liability insurance is becoming increasingly expensive. As a result, we may not be able to obtain or maintain product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities which could have a material adverse effect on us.

WE MAY BE REQUIRED TO COMPLY WITH THE REGISTRATION REQUIREMENTS OF THE INVESTMENT COMPANY ACT OF 1940, WHICH COULD ADVERSELY AFFECT OUR BUSINESS

We believe that we are primarily engaged in a business other than investing, reinvesting, owing or trading in securities. We invest our cash in cash equivalents and short-term investments of high quality, following the

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

investment guidelines approved by our Board of Directors. Nevertheless, we may be required to comply with the registration requirements of the Investment Company Act of 1940. These registration requirements could have a material adverse effect on our business.

INDUSTRY RISKS

BECAUSE WE OR OUR COLLABORATORS MUST OBTAIN REGULATORY APPROVAL TO MARKET OUR PRODUCTS IN THE UNITED STATES AND FOREIGN JURISDICTIONS, WE CANNOT PREDICT WHETHER OR WHEN WE WILL BE PERMITTED TO COMMERCIALIZE OUR PRODUCTS

Federal, state and local governments in the United States and governments in other countries have significant regulations in place that govern many of our activities. The preclinical testing and clinical trials of the products that we develop ourselves or that our collaborators develop are subject to intense government regulation and may prevent us from creating commercially viable products from our discoveries. In addition, the sale by us or our collaborators of any commercially viable product will be subject to government regulation from several standpoints, including the processes of:

- manufacturing;

- advertising and promoting;

- selling and marketing;

- labeling; and

- distributing.

We may not obtain regulatory approval for the products we develop or that our collaborators will obtain regulatory approval for the products they develop. Regulatory approval may also entail limitations on the indicated uses of a proposed product. Because certain of our product candidates involve the application of new technologies and may be based upon a new therapeutic approach, such products may be subject to substantial additional review by various government regulatory authorities, and, as a result, we may obtain regulatory approvals for such products more slowly than for products based upon more conventional technologies. If, and to the extent that, we are unable to comply with these regulations, our ability to earn revenues will be materially and negatively impacted.

The regulatory process, particularly for biopharmaceutical products like ours, is uncertain, can take many years and requires the expenditure of substantial resources. Any product that we or our collaborative partners develop must receive all relevant regulatory agency approvals or clearances, if any, before it may be marketed in the United States or other countries. Generally, biological drugs and non-biological drugs are regulated more rigorously than medical devices. In particular, human pharmaceutical therapeutic products, including a telomerase inhibitor, are subject to rigorous preclinical and clinical testing and other requirements by the Food and Drug Administration in the United States and similar health authorities in foreign countries. The regulatory process, which includes extensive preclinical testing and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources.

Data obtained from preclinical and clinical activities is susceptible to varying interpretations that could delay, limit or prevent regulatory agency approvals or clearances. In addition, delays or rejections may be encountered based upon changes in regulatory agency policy during the period of product development and/or the period of review of any application for regulatory agency approval or clearance for a product. Delays in obtaining regulatory agency approvals or clearances could:

- significantly harm the marketing of any products that we or our collaborators develop;

- impose costly procedures upon our activities or the activities of our collaborators;

- diminish any competitive advantages that we or our collaborative partners may attain; or

- adversely affect our ability to receive royalties and generate revenues and profits.

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

Even if we commit the time and resources, both economic and otherwise, that are necessary, the required regulatory agency approvals or clearances may not be obtained for any products developed by or in collaboration with us. If regulatory agency approval or clearance for a new product is obtained, this approval or clearance may entail limitations on the indicated uses for which it may be marketed that could limit the potential commercial use of the product. Furthermore, approved products and their manufacturers are subject to continual review, and discovery of previously unknown problems with a product or its manufacturer may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Failure to comply with regulatory requirements can result in severe civil and criminal penalties, including but not limited to:

- recall or seizure of products;

- injunction against manufacture, distribution, sales and marketing; and

- criminal prosecution.

The imposition of any of these penalties could significantly impair our business, financial condition and results of operations.

TO BE SUCCESSFUL, OUR PRODUCTS MUST BE ACCEPTED BY THE HEALTH CARE COMMUNITY THAT CAN BE VERY SLOW TO ADOPT OR UNRECEPTIVE TO NEW TECHNOLOGIES AND PRODUCTS

Our products and those developed by our collaborative partners, if approved for marketing, may not achieve market acceptance since physicians, patients or the medical community in general may decide not to accept and utilize these products. The products that we are attempting to develop may represent substantial departures from established treatment methods and will compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any of our developed products will depend on a number of factors, including:

- our establishment and demonstration to the medical community of the clinical efficacy and safety of our product candidates;

- our ability to create products that are superior to alternatives currently on the market;

- our ability to establish in the medical community the potential advantage of our treatments over alternative treatment methods; and

- reimbursement policies of government and third-party payors.

If the health care community does not accept our products for any of the foregoing reasons, or for any other reason, our business would be materially harmed.

THE REIMBURSEMENT STATUS OF NEWLY-APPROVED HEALTH CARE PRODUCTS IS UNCERTAIN AND FAILURE TO OBTAIN REIMBURSEMENT APPROVAL COULD SEVERELY LIMIT THE USE OF OUR PRODUCTS

Significant uncertainty exists as to the reimbursement status of newly approved health care products, including pharmaceuticals. If we fail to generate adequate third party reimbursement for the users of our potential products and treatments, then we may be unable to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In both domestic and foreign markets, sales of our products, if any, will depend in part on the availability of reimbursement from third-party payors, examples of which include:

- government health administration authorities;

- private health insurers;

- health maintenance organizations; and

- pharmacy benefit management companies.

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

Both federal and state governments in the United States and foreign governments continue to propose and pass legislation designed to contain or reduce the cost of health care through various means. Legislation and regulations affecting the pricing of pharmaceuticals and other medical products may change or be adopted before any of our potential products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we may develop in the future. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services and any of our potential products and treatments may ultimately not be considered cost effective by these third parties. Any of these initiatives or developments could materially harm our business.

OUR ACTIVITIES INVOLVE HAZARDOUS MATERIALS AND IMPROPER HANDLING OF THESE MATERIALS BY OUR EMPLOYEES OR AGENTS COULD EXPOSE US TO SIGNIFICANT LEGAL AND FINANCIAL PENALTIES

Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. As a consequence, we are subject to numerous environmental and safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. We may be required to incur significant costs to comply with current or future environmental laws and regulations and may be adversely affected by the cost of compliance with these laws and regulations.

Although we believe that our safety procedures for using, handling, storing and disposing of hazardous materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, our use of these materials could be curtailed by state or federal authorities and we could be liable for any civil damages that result, the cost of which could be substantial. Further, any failure by us to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous chemicals or hazardous, infectious or toxic substances could subject us to significant liabilities, including joint and several liability under certain statutes, and any liability could exceed our resources and could have a material adverse effect on our business, financial condition and results of operations. Additionally, an accident could damage our research and manufacturing facilities and operations.

Additional federal, state and local laws and regulations affecting us may be adopted in the future. We may incur substantial costs to comply with and substantial fines or penalties if we violate any of these laws or regulations.

OFFERING RISKS

OUR STOCK PRICE HAS HISTORICALLY BEEN VERY VOLATILE, WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO RESELL SHARES WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE

Stock prices and trading volumes for many biopharmaceutical companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations such as media coverage, legislation and regulatory measures and the activities of various protest groups or organizations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially and adversely affect the market price of our common stock and your return on your investment.

Historically, our stock price has been extremely volatile. Between January 1998 and March 9, 2000, our stock has traded as high as $75.88 per share and as low as $3.50 per share. The significant market price fluctuations of our common stock are due to a variety of factors, including:

- depth of the market for the common stock;

- the experimental nature of our prospective products;

- fluctuations in our operating results;

- market conditions relating to the biopharmaceutical and pharmaceutical industries;

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

- any announcements of technological innovations, new commercial products or clinical progress or lack thereof by us, our collaborative partners or our competitors; or

- announcements concerning regulatory developments, developments with respect to proprietary rights and our collaborations.

In addition, the stock market is subject to other factors outside our control that can cause extreme price and volume fluctuations. Securities class action litigation has often been brought against companies, including many biotechnology companies, which then experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs and a diversion of management's attention and resources, which could adversely affect our business.

THE SALE OF A SUBSTANTIAL NUMBER OF SHARES, INCLUDING SHARES THAT WILL BECOME ELIGIBLE FOR SALE IN THE NEAR FUTURE, MAY ADVERSELY AFFECT THE MARKET PRICE FOR OUR COMMON STOCK

Sales of substantial number of shares of our common stock in the public market could significantly and negatively affect the market price for our common stock. As of March 9, 2000, we had approximately 21,172,220 shares of common stock outstanding. Of these shares, approximately 8,017,367 shares were issued (including shares issuable upon conversion or exercise of convertible notes or warrants) since December 1998 pursuant to private placements. Of these shares, approximately 7,336,512 shares have been registered pursuant to shelf registration statements and therefore may be resold (if not sold prior to the date hereof) in the public market and approximately 680,855 of the remaining shares may be resold pursuant to Rule 144 into the public markets as early as March 9, 2002 upon the expiration of a lockup agreement with us.

OUR UNDESIGNATED PREFERRED STOCK MAY INHIBIT POTENTIAL ACQUISITION BIDS; THIS MAY ADVERSELY AFFECT THE MARKET PRICE FOR OUR COMMON STOCK AND THE VOTING RIGHTS OF THE HOLDERS OF COMMON STOCK

Our certificate of incorporation provides our board of directors with the authority to issue up to 3,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of these shares without further vote or action by the stockholders. As of the date of this prospectus, the Board of Directors still has authority to designate and issue up to 3,000,000 shares of preferred stock. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of shares of preferred stock may delay or prevent a change in control transaction without further action by our stockholders. As a result, the market price of our common stock may be adversely affected. The issuance of preferred stock may also result in the loss of voting control by others.

PROVISIONS IN OUR CHARTER AND BYLAWS, AND PROVISIONS OF DELAWARE LAW, MAY INHIBIT POTENTIAL ACQUISITION BIDS FOR US, WHICH MAY PREVENT HOLDERS OF OUR COMMON STOCK FROM BENEFITTING FROM WHAT THEY BELIEVE MAY BE THE POSITIVE ASPECTS OF ACQUISITIONS AND TAKEOVERS

In addition to the undesignated preferred stock, provisions of our charter documents and bylaws may make it substantially more difficult for a third party to acquire control of us and may prevent changes in our management, including provisions that:

- prevent stockholders from taking actions by written consent;

- divide the board of directors into separate classes with terms of office that are structured to prevent all of the directors from being elected in any one year; and

- set forth procedures for nominating directors and submitting proposals for consideration at stockholders' meetings.

Provisions of Delaware law may also inhibit potential acquisition bids for us or prevent us from engaging in business combinations.

Either collectively or individually, these provisions may prevent holders of our common stock from benefitting from what they may believe are the positive aspects of acquisitions and takeovers, including the potential realization of a higher rate of return on their investment from these types of transactions.

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

                           FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words or terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these forward-looking statements include statements relating to:

- risks relating to our technologies and product development programs;

- future performance by us and our collaborators under our agreements and the potential revenue realized by us under these agreements;

- uncertainties related to our patents and proprietary rights;

- government regulation and uncertainties of obtaining regulatory approval on a timely basis or at all; and

- our need for additional capital and uncertainty of additional funding.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We will not update these forward looking statements, whether as a result of new information, future events or otherwise. You should, however, review additional disclosures we make in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K filed with the Securities and Exchange Commission.

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

                                USE OF PROCEEDS

We cannot guarantee that we will receive any proceeds in connection with this offering.

We intend to use the net proceeds of this offering, if any, for general corporate purposes, including working capital to fund anticipated operating losses, expenses and capital expenditures. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds, if any, to be received upon consummation of this offering. Accordingly, our management will have broad discretion in the application of any net proceeds received. Pending such uses, we intend to invest the net proceeds, if any, from this offering in short-term, interest-bearing, investment grade securities.

                          DESCRIPTION OF CAPITAL STOCK

As of December 31, 1999, our authorized capital stock consisted of 35,000,000 shares of common stock, $0.001 par value per share, and 3,000,000 shares of preferred stock, $0.001 par value per share. As of December 31, 1999, there were 17,381,095 shares of common stock outstanding held of record by approximately 807 record holders. In December 1999, we agreed to issue shares of our common stock to a consultant in exchange for consulting services to be rendered under a letter agreement. Under the terms of the letter agreement, we are obligated to issue shares of our common stock upon the completion of the consulting services which we anticipate to be at the end of April 2000. At such time, we will be obligated to issue approximately 40,000 shares of our common stock.

COMMON STOCK

Each common stockholder is entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the common stockholders are entitled to receive ratably any dividends that are declared from time to time by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has non-preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stockholders. All outstanding shares of common stock are, and the shares offered by us in this offering will be when issued and paid for, fully paid and non-assessable.

PREFERRED STOCK

Our board of directors has the authority to issue up to 3,000,000 shares of preferred stock in one or more series and to fix the rights, preferences and privileges, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deterring or preventing a change in control. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of preferred stock would typically be entitled to receive a preference payment.

CONVERTIBLE DEBENTURES

On September 30, 1999, we sold $12,500,000 series C convertible two-percent coupon debentures and warrants to purchase 1,100,000 shares of common stock to an institutional investor. The series C convertible debentures are convertible at any time by the holder at a fixed conversion price of $10.25 per share. The series C convertible debentures are convertible at our option when the common stock has traded at a certain premium to the fixed conversion price for ten consecutive trading days. The series C warrants to purchase 1,000,000 shares of common stock are exercisable at $12.50 per share and the series C warrants to purchase

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100,000 shares of common stock are exercisable at $12.75 per share at the option of the holder until June 2, 2001.

As of March 9, 2000, approximately $6.3 million of the $12.5 million originally issued face amount of series C convertible debentures had been converted into 615,069 shares of our common stock.

The debentures are two-percent coupon securities and bear interest at the rate of 2% per annum. In the event of a default, the debentures will accrue penalty interest at a rate of 7% per year from the date of the default.

The debentures are convertible at any time, at the option of the holder, until September 30, 2002. The debentures are convertible into that number of shares of common stock as is determined by dividing the value of debentures converted by the then current conversion price which, as of March 9, 2000, is fixed at $10.25 per share. The conversion price of the debentures is subject to customary adjustments in the event of a stock split or stock dividend. The conversion price is also subject to a weighted average adjustment in the event we have a rights offering, or a similar offering of securities to all investors, at less than $10.00 per share, within 15 months of the issuance date.

The debentures may be converted at our option if the closing bid price of our common stock on the Nasdaq National Market is greater than $17.94 for ten consecutive trading days and a registration statement with respect to the common stock issuable upon conversion of the series C convertible debentures has been effective for at least 90 days. We will have five business days following the ten trading day period in which to exercise our option to force conversion of the debentures. We may convert all or a portion of the outstanding debentures, but if only a portion of the debentures are to be converted, the forced conversion will be prorata among all debenture holders. However, no debenture holder will be forced to convert if (1) a prospectus for the securities subject to the registration rights agreement by and between us and the debenture holder has not been currently effective for a period of at least 90 consecutive trading days and (2) the holder would not currently be permitted to resell the underlying shares within 90 days under Rule 144(k) under the Securities Act without volume restrictions.

Under the terms of the debenture, the maximum number of shares of common stock that may be issued in connection with series C debenture conversions may not equal or exceed, in the aggregate, 20% of the common shares outstanding immediately prior to the last issuance of the debentures. If a debenture holder wishes to convert after the share limit is reached, we will not issue shares, but may elect to pay cash in an amount equal to the greater of (1) 115% of the principal balance of the unconverted debentures or (2) the amount, in cash, the shares that would have been issued would have been worth had they been issued, based either on the conversion price and average share price on the trading day immediately prior to the day the cash payment is made, or the conversion price and average share price on the day of the conversion requesting. In the case that we determine that the share limit has been reached and elect to pay cash in the amount described above, we will notify all remaining debenture holders within two trading days after we make this determination. Ten days following the delivery of this notice, we will pay the required amount. If we do not pay this amount in full within five business days after the date it is due, we will pay interest at a rate of 7% per annum, to be accrued on a daily basis from the date of conversion, to the converting debenture holders until we have paid the full amount in cash as described above, plus all interest.

The debentures will be considered to be in default if, among other things:

- we fail to make any payment due under the terms of the debentures;

- we fail to make any payment due under the terms of any other debt of more than $1 million;

- we file for bankruptcy or are adjudged bankrupt;

- our stock is delisted from Nasdaq and trading has not resumed on Nasdaq or another national exchange or quotation system within three days;

- we are acquired (unless the acquirer assumes the obligations); or

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- judgments or orders (that are not covered by insurance) for the payment of money are entered against us, and remain in effect for 30 days, that are in excess of $500,000 in the aggregate.

If not converted, the debentures will mature three years from the issuance date, which is September 30, 2002. We have not set up a sinking fund to repay the principal on any unconverted debentures.

WARRANTS

As of March 9, 2000, we had the following warrants outstanding:

- In connection with a license agreement, there were 25,000 warrants to purchase common stock outstanding held by a single investor which were issued in August 1997. These warrants are exercisable at $6.75 per share until August 2007.

- In connection with a license agreement, there were 7,917 warrants to purchase common stock outstanding held by seven investors which were issued in October 1998. These warrants are exercisable at $5.78 per share until October 2008.

- In connection with the series B convertible debentures, there were 250,000 warrants to purchase common stock outstanding held by one investor which were issued in June 1999. These warrants are exercisable at $12.00 per share until December 2000.

- In connection with a private placement, there are 300,000 warrants to purchase common stock outstanding held by a single investor which were issued in March 2000. These warrants are exercisable at a weighted average exercise price of $48.89 until March 2010.

In addition, in December 1999, we agreed to issue warrants to purchase our common stock to a consultant in exchange for consulting services to be rendered under a letter agreement. Under the terms of the letter agreement, we are obligated to issue warrants to purchase common stock upon the completion of the consulting services which we anticipate to be at the end of April 2000. At such time, we will be obligated to issue warrants to purchase approximately 150,000 shares of our common stock.

DELAWARE LAW AND SOME BYLAW PROVISIONS

Our board of directors has adopted certain amendments to our bylaws intended to strengthen our board of directors' position in the event of a hostile takeover attempt. These bylaw provisions have the following effects:

- they provide that only persons who are nominated in accordance with the procedures set forth in the bylaws shall be eligible for election as our directors, except as may be otherwise provided in the bylaws;

- they provide that only business brought before the annual meeting by our board of directors or by a stockholder who complies with the procedures set forth in the bylaws may be transacted at an annual meeting of stockholders; and

- they establish a procedure for our board of directors to fix, in advance, the record date when stockholder action by written consent is undertaken.

Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock.

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TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is U.S. Stock Transfer Company. It is located at 1745 Gardena Ave., Glendale, California, 91204, and its telephone number is (818) 502-1404.

                              PLAN OF DISTRIBUTION

We may offer the common stock:

- directly to purchasers;

- to or through underwriters;

- through dealers, agents or institutional investors; or

- through a combination of such methods.

Regardless of the method used to sell the common stock, we will provide a prospectus supplement that will disclose:

- the identity of any underwriters, dealers, agents or investors who purchase the common stock;

- the material terms of the distribution, including the number of shares sold and the consideration paid;

- the amount of any compensation, discounts or commissions to be received by the underwriters, dealers or agents;

- the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

- the nature of any transaction by an underwriter, dealer or agent during the offering that is intended to stabilize or maintain the market price of the common stock.

                                 LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the Registration Statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the "Commission." Some information in the registration statement has been omitted from this prospectus in accordance with the Commission rules. We file annual, quarterly and special reports, proxy statements and other information with the Commission. You can read and copy the registration statement as well as reports, proxy statements and other information we have filed with the Commission at the public reference room maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can call the Commission at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic

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versions of these documents with the Commission, which may be accessed through the Commission's World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq National Market. Reports, proxy and information statements and other information concerning our company may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

The Commission allows us to "incorporate by reference" the information we have previously filed with them, which means we can disclose important information by referring you to those documents. All information that we have incorporated by reference is available to you in accordance with the above paragraph. Information that we file with the Commission subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), until the selling stockholder has sold all the shares.

The following documents filed with the Commission are incorporated by reference in this prospectus:

     1. Our Annual Report on Form 10-K/A for the year ended December 31, 1999 (File No. 000-20859).

     2. All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1999, if any.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to David L. Greenwood, Chief Financial Officer, Geron Corporation, 230 Constitution Drive, Menlo Park, California 94025, telephone: (650) 473-7700.

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